                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (RULE 13d-101)

                 Under the Securities Exchange Act of 1934
                            (Amendment No.   1      )*
                                          ---------

                             Frontier Corporation
           --------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                 359 06 P 105
           --------------------------------------------------------
                                 (CUSIP Number)

                                 Stephen Winnick, Esq.
                                Briggs and Morgan, P.A.
                                   2400 IDS Center
                                Minneapolis, MN 55402
                                   (612) 334-8400
       --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  June 2, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.








---------------------------
   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  8  Pages
                                        ---

CUSIP No. 359 06 P 105                13D              Page  2   of  8   Pages
          ---------                                         ---     ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Steven C. Simon
     ###-##-####

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power      4,746,772
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power   480,105
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power   4,746,772
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power  480,105
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     5,226,877
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
      3.2%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 359 06 P 105                13D              Page  3   of  8   Pages
          ---------                                         ---     ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

      James J. Weinert
      ###-##-####
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power      2,927,940
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power   423,005
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power   2,927,940
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power  423,005
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     3,350,945
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
      2.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1:    Security and Issuer

           The name of the issuer is Frontier Corporation (the "Issuer") and the address of its principal office is 180 South Clinton Avenue, Rochester, New York 14646-0700. The title of the class of equity security to which this statement relates is Common Stock. The Reporting Persons (as defined herein) beneficially own 8,577,822 shares of Common Stock.

Item 2:    Identity and Background

      (a) This statement is filed jointly by Steven C. Simon and James J. Weinert, who affirm that they constitute a group (together, the "Reporting Persons").

      (b)  Steven C. Simon
           4609 Drexel Avenue
           Edina, Minnesota 55424

           James J. Weinert
           15 Avenue De La Mer, #2106
           Palm Coast, Florida 32137

      (c) Mr. Simon is President of Simon Ventures, Inc. The address of the principal office of Simon Ventures, Inc., a privately-held venture capital firm, is 1300 Nicollet Mall, Suite 218, Minneapolis, Minnesota 55403.

           Mr. Weinert is President of Tri Pro, Inc. The address of the principal office of Tri Pro, Inc., a privately-held consulting company, is 1300 Nicollet Mall, Suite 218, Minneapolis, Minnesota 55403.

      (d) Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Neither of the Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violation, or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

      (f)  Both of the Reporting Persons are citizens of the United States.

Item 3:    Source and Amount of Funds or Other Consideration

           Not Applicable.

Item 4:   Purpose of Transaction

          The Reporting Persons acquired the shares of Common Stock of the Issuer reported herein for investment purposes. The Reporting
          Persons reserve the right to purchase additional shares or to sell shares if they deem such action to be in their best interest. The Reporting Persons do not have any specific plans or proposals respecting extraordinary corporate transactions effecting the Issuer, sale or transfer of its assets, changes in its board of directors or management, capitalization, dividend policy, business or corporate structure, charter or bylaws or instruments corresponding thereto, the listing of the Issuer's securities, a class of equity securities becoming eligible for termination of registration, or similar actions, except that the Reporting Persons have proposed to the Board of Directors and Chief Executive Officer that a meeting be held with the Reporting Persons to consider a change in management, which would involve the Reporting Persons assuming an active role in management of the Issuer.

Item 5:   Interest in Securities of the Issuer

     (a) As of May 31, 1997, Mr. Simon beneficially owned 5,226,877 shares of Common Stock constituting approximately 3.2% of outstanding Common Stock of the Issuer.

          As of May 31, 1997, Mr. Weinert beneficially owned 3,350,945 shares of Common Stock constituting approximately 2.0% of outstanding Common Stock of the Issuer.

     (b) Mr. Simon has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 4,746,772 shares of Common Stock of the Issuer reported herein. Mr. Simon has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 480,105 shares of Common Stock of the Issuer reported herein. With respect to those shares, Mr. Simon shares voting and dispositive power (i) as to 400,105 of such shares with his wife, Mary Sue Simon, and (ii) as to 80,000 of such shares with the Simon Family Foundation. Mr. Simon is the Treasurer of the Simon Family Foundation and Mrs. Simon is its President.

          Mr. Weinert has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 2,927,940 shares of Common Stock of the Issuer reported herein. Mr. Weinert has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 423,005 shares of Common Stock of the Issuer reported herein. With respect to those shares, Mr. Weinert shares voting and dispositive power (i) as to 363,005 of such shares with his wife, Kate Weinert, and (ii) as to 60,000 of such shares with the Weinert Family Foundation. Mr. Weinert is the President of the Weinert Family Foundation and Mrs. Weinert is its Treasurer.

      (c) Mr. Simon has acquired and has disposed of shares of Common Stock of the Issuer within the past 60 days. On April 21, 1997, he purchased 1,600 shares at $15.375 and 40,000 shares at $15.50. On April 28, 1997, he purchased 38,400 shares at $15,375. On April 29, 1997, he purchased 20,000 shares at $15.375. Between April 15 and April 16, 1997, Mr. Simon disposed of the following shares in the form of gifts to former employees: (i) 6,125 shares over which he and his wife previously exercised voting and dispositive power, and (ii) 1,342 shares over which he previously exercised sole voting and dispositive power.

           Mr. Weinert has disposed of shares of Common Stock of the Issuer within the past 60 days. Between April 13 and April 16, 1997, Mr. Weinert disposed of the following shares in the form of gifts to former employees: (i) 6,125 shares over which he and his wife previously exercised voting and dispositive power, and (ii) 1,342 shares over which he previously exercised sole voting and dispositive power.

      (d)  Not applicable.

      (e)  Not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

           Not applicable.

Item 7:    Material to be Filed as Exhibits

           Not applicable.

                              SIGNATURE

After reasonable inquiring and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Dated: June 3, 1997



                                       /s/ Steven C. Simon
                                       --------------------------------
                                       Steven C. Simon

                              SIGNATURE

After reasonable inquiring and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         Dated: June 3, 1997



                                         /s/ James J. Weinert
                                         -----------------------------
                                         James J. Weinert